 Exhibit 99.1

Opening of the self-administration proceedings of Sono Motors GmbH

MUNICH, Germany, September 1, 2023 – The self-administration proceedings of Sono Motors GmbH were opened by the Munich Local Court as planned on September 1, 2023. The court has appointed Mr. Ivo-Meinert Willrodt, attorney-at-law, of PLUTA Rechtsanwalts GmbH as custodian. Business operations will continue unchanged within the framework of the opened self-administration proceedings.

Sono Motors GmbH is still in negotiations with several potential investors who are interested in a long-term continuation of the company.

The company is being supported in the self-administration proceedings by Dentons' restructuring team led by the experienced restructuring experts Dr. Holger Ellers and Dirk Schoene.

CONTACT

Press:

press@sonomotors.com | www.sonomotors.com/press

Investors:

ir@sonomotors.com | ir.sonomotors.com

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to the risks, uncertainties and assumptions with respect to: expectations regarding the self-administration proceedings, for which Sono Group N.V. and Sono Motors GmbH have applied, the outcome of which, if they are approved, is uncertain; the company‘s ability to maintain relationships with lenders, suppliers, customers, employees and other third parties as a result of the applications for the opening of self-administration proceedings and the related increased performance and credit risks associated with the company‘s constrained liquidity position and capital structure; the company‘s ability to access the external funding required to successfully restructure its business; the ability to maintain Sono Group N.V.’s stock exchange listing; and the length of time that Sono Group N.V. and Sono Motors GmbH would operate under the self-administration proceedings, if these are approved. Many of these risks and uncertainties relate to factors that are beyond the company's ability to control or estimate precisely, such as the actions of courts, regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.